

January 24, 2011

Steven R. Berrard
President and Chief Executive Officer
Swisher Hygiene Inc.
4725 Piedmont Row Drive, Suite 400
Charlotte, NC 28210

> **Re:** **Swisher Hygiene Inc.**
> **Amendment No. 2 to Registration Statement on Form 10-12G**
> **Filed January 11, 2011**
> **File No. 000-54174**

Dear Mr. Berrard:

We have reviewed Amendment No. 2 to your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Swisher Hygiene Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies, page F-7

1.   We note your response to prior comment 13 and request that you revise your disclosure to characterize the transaction as only a nonsubstantive transaction. A nonsubstantive transaction is one where there is no significant economic effect to entering into such transaction and you would account for the nonsubstantive transaction by recognizing the assets and liabilities of the two entities based upon their respective carrying amounts as if the transaction were entered into as of January 1, 2007.

Steven R. Berrard
President and Chief Executive Officer
Swisher Hygiene Inc.
January 24, 2011
Page 2

Exhibits

2.   We note that you have requested confidential treatment of portions of Exhibit 10.24. We will review and provide comments on your request under a separate letter.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Howard Efron at (202) 551-3439 or Kevin Woody at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202) 551-3585 or me at (202) 551-3401 with any other questions.

                                        Sincerely,

                                        Jennifer Gowetski
                                        Senior Counsel

cc: Michael Francis, Esq.
        Akerman Senterfitt
        Via Facsimile: (305) 374-5095